Exhibit 21.1

SUBSIDIARIES OF PAYMENTUS HOLDINGS, INC.

Name	Jurisdiction of Incorporation or Organization
Paymentus Group, Inc.	Delaware
Paymentus Acquisition Corp.	Delaware
Paymentus (Canada) Corporation	Nova Scotia, Canada
Paymentus Corporation	Delaware
Tele-Works, Inc.	Virginia
Paxcom India Private Limited	India